Transforming Genomic Data into **Powerful Healthcare Solutions**


simplify
genomics

INVEST IN **SIMPLIFY GENOMICS**

The Tech-Enabled Platform Turning Genomic Data into Actionable Healthcare Solutions

simplifygenomics.com San Diego, CA

Highlights

1. Tracking to $1.5M to $2M in ARR in 2024
2. Technology validated over 7+ years with 9 updated versions and 10k+ clinical reports issued
3. CEO previously built and sold a successful genomics tech platform
4. Spin out of genomic company founded by Craig Venter who sequenced the first human genome
5. De-risked investment with $90M prior development funding, clean cap table, and virtually no debt
6. Scalable, automated platform; able to profitably offer whole genome clinical report under $1,000
7. Our search engine rapidly analyzes data at 'speed of thought,' unlocking Google-like monetization

Featured Investors

S

Sukhjit Takhar
Syndicate Lead

Follow

Invested $20,000

"As an MD in concierge medicine in my own startup, I'm investing in Simplify because I see the transformative potential of genetic insights in enhancing personalized healthcare. In my practice, I'm dedicated to providing individualized care, and genomics represents a powerful tool to deepen this approach, allowing for more precise preventative and therapeutic strategies. Simplify aligns perfectly with my vision for proactive, relationship based medicine, as it brings advanced, accessible genetic information to patients in a way that can meaninfully impact their health outcomes. I'm also investing in Simplify because I trust Travis Lacey and his clear realistic vision for the company. Throughout multiple conversations, I've been impressed by his commitment to delivering true value without overselling, focusing on genuine advancements in genetic insights. This measured approach reassures me of the company's integrity and focus on long term impact."

Other investors include Human Longevity Performance Impact Fund

Our Team



Travis Lacey Co-Founder and CEO

Track record of returning value to investors through building, solving innovative healthcare challenges. Spun out Simplify from another company to create unprecedented change in health utilizing genomics. Prior, built and sold sequencing business.



Wayne Delport Co-Founder and Chief Technology Officer

Published in leading scientific journals. Built and led Bioinformatics and Analytics at Human Longevity ("HLI"). Executed technology Simplify Genomics carve-out from HLI. Reduced operating costs at Simplify by more than 50% by optimizing storage & compute

Delivering cutting-edge genomic reports at 'speed of thought' to transform clinical decision-making

More than 20 years after the first human genome was sequenced, genomics is stalled in a data flood. Human genomes are sequenced quickly and inexpensively, yet clinicians are left reviewing the first page of a highly limited report, leaving powerful data buried and unusable.

Inadequate use of **genomic data** compromises the **speed, precision, and quality** of medical care.

Patients
Inappropriate treatments and delayed care

Healthcare system
About 25% of the trillions spent on US Healthcare is waste[1]

Providers
Inexperience with genomic application to patient care

Whole genome sequencing can provide a true baseline for managing disease, hereditary risks, medication tolerance, and nutritional conditions

(1) Waste in the US Health Care System: Estimated Costs and Potential for Savings | Health Care Quality | JAMA | JAMA Network

Demand for whole genome sequencing is rising rapidly as sequencing costs decline. The challenge has shifted from a sequencing problem to a data problem as the industry struggles to make clinical sense of all the genomic information (*6.4B pieces of data from one human genome!*).

Currently, the interpretation of the data is done by bioinformaticians and genomic scientists making subjective decisions on a tiny subset of data, and this reliance on people to make decisions is driving costs back up.

Genomics is the foundation of precision medicine and is rapidly becoming a routine component of primary care.

As an industry, we are on the precipice of discovery that will enable the identification, creation, and commercialization of vastly improved patient treatments.

By tapping into the full power of the genome, clinicians can quickly assess genomic similarities between patients, providing the right treatment to the right patient and limiting side effects. We believe this will revolutionize healthcare!

Without the right technology to **ingest, curate, and analyze** the data, discoveries will *not* be realized because **manual interpretation is impossible**.

We believe Simplify Genomics has created the next-generation platform to realize these discoveries and finally make use of the data flood.

Solving the Data Problem with Smart Genome

Over the last 7 years, Simplify Genomics has built Smart Genome, an automated genome reporting platform designed for scale to empower genomics in healthcare. Simply put, it makes practical clinical use of deep genomic data, finally bringing healthcare into the future.

Sample to Answer is a huge industry problem – until now

Making clinical use of 6.4 BILLION pieces of data


6.4B
Genomic
Datapoints
simplify
genomics
2100+
Genes

We turn genetic complexity and chaos into genetic simplicity and actionability

Creating Actionability from Genetic Chaos

Simplify enables access to 2100+ well-established gene-disease associations


2100+
Genes
Hereditary Risk
Covers key genetic risks across body systems, including cancer, cardiovascular, neurological, respiratory, and metabolic health, plus dental, vision, and hearing.
Drug Metabolism
Personalized insights into responses to over 20 major drug types, from antidepressants and blood thinners to treatments for ADHD, pain management, and more.
Nutrition and Wellness
Detailed analysis on nutrient levels, exercise response, taste preferences, and health behaviors, covering factors like vitamin levels, caffeine metabolism, cholesterol, and tendencies related to fitness and lifestyle.

Since 2018, our platform has curated over 7,000 genes and millions of variants, producing over 10,000 clinically actionable whole genome reports. AI-driven and validated, our platform supports seamless content expansion, with nine versions released over seven years.

Our reports open up a **new world of preventative care**, covering genetic risk, how an individual processes common medications, the likelihood of developing common diseases, and insights into nutrition and wellness.


Sequence
Map genome & variants
Interpret
Report
Quality Control
Lab review & sign-out
simplify
genomics

Smart Genome was developed by an expert team under Craig Venter – the first person to sequence the human genome – and leveraged decades of insight to create our platform.

"Our genomics stack is **repeatable, objective, and designed to scale** with technology, not people. This allows us to extract clinically relevant content from genomes with minimal human intervention."
- Wayne Delport, Simplify Genomics co- founder and CTO

Our Technology Stack

Simplify Genomics' technology is a three-tiered suite to empower the future of genomics in healthcare.

Empowering Genomics


Simplify Genome
Clinically actionable, AI-informed whole genome report
Front End Model
Revenue Today, CF+
Simplify Search
AI Tech platform for rapid genome analysis and exploration
Simplify Data
Public, licensed, and proprietary data growing with reporting and partnerships
Back End Model
Data Monetization
Through our high-speed, data-rich, Smart GenomeTM platform,
we empower clinicians to provide precision care with speed, accuracy & insights

1. Simplify Genome: Clinical whole genome reporting

CLIA-certified and CAP-accredited dry laboratory that delivers actionable insights from whole genome sequencing. Our content is AI-informed and explainable, ensuring scalable, fast, and reproducible clinical reporting.

2. Simplify Search: Fast, accurate, insightful genome exploration

An AI technology platform that quickly provides access to raw genetic data, clinical information, and the latest insights in genomics. Similar to Google, users can access information through a user-friendly interface that queries hundreds of millions of genomic variants at the speed of thought.

3. Simplify Data: Multi-source, rich data repository

An aggregation of public, proprietary, and clinical data that empowers discovery and research, serving as the foundation of the Genome and Search platforms.

For a more technical look at our Search platform, see the following video:


The Smart Genome Approach
Share


The Smart Genome™ Approach
Watch on YouTube

With our groundbreaking solutions, we can finally interpret genomic data quickly enough and at the scale needed for clinical actionability.

With the right data, we can match genetically similar patients to predictable outcomes, putting powerful science behind personalized healthcare. This technology moves us toward personalized medicine and can extend lifespans.


The Future Paradigm of Healthcare
Arm Clinicians with the Power of Big Data to Revolutionise Personalized Medicine
Patient 4
Gender: Male
Age: 71
Report: PDL1+
Diagnosis: Stage 4 H&N Squamous Cell Carcinoma
Treatment: Pembro
Side effects: <Grade 1
Response: Remission 6 months
New Patient
Gender: Male
Age: 65
Report: PDL1+
Diagnosis: Stage 4 H&N Squamous Cell Carcinoma
Treatment: ???
Side effects: ???
Response: ???
Clinicians can quickly assess genomic similarities between patients, giving the right treatment to the right patient and limiting side effects

Furthermore, our platform uses AI to quickly generate deeper reports, eliminating the need for costly manual work while significantly reducing time and expenses.

Proven Company

Simplify Genomics started in 2016 under our former parent company, Human Longevity. Founded in 2013 by Craig Venter, the person credited with sequencing the first human genome, Human Longevity focused on developing solutions around the whole genome, with over $400 million in investment into the parent company.

In 2022, Simplify Genomics spun out of Human Longevity, leveraging years of expertise and $90 million of development to create our platform. Today, Human Longevity exclusively uses Simplify Genomics reports to guide clinical decisions for its Longevity Program.


Significant Milestones
Decades of experience and 7 years of industry application
simplify
genomics
• 9th major version of clinical report
• 5 years CAP/CLIA accreditation
• 10k clinical report isuued
• 300T sequencing reads
• Insights from 50k+ genomes
• 400M unique variants
• 1.6M variants interpreted (AI)
• Query raw whole genomes in <1 second
• Rapid report review time
Our ready-for-market platform is the solution
other companies are just starting to contemplate

Simplify has accomplished the following:

1. Built an automated AI system to produce clinical reports from raw genomic data seamlessly.
2. Created a market-leading comprehensive genomic screening report that covers multiple diseases.
3. Developed breakthrough search technology for instant analysis of genomic and clinical data.
4. Assembled a database with over 35k whole genomes and 400 million unique variants – expected to surpass 100,000 whole genomes and more than 1 billion distinct variants in the next six months!
5. Compiled a curated database of 1.6 million genetic variants, linking each to diseases and assessing their risk level.

We have demonstrated initial market acceptance and revenue generation, *generating between $1.5M and $2M of revenue annually,* primarily from Human Longevity.



Transitioning from R&D to Commercial
R&D
Commercial
10,000 Genomes Sequenced
CLIA/CAP Accreditation
10,000 Genome PNAS
Report Platform Automation
PGx Workflow/ report
Clinical Report v4
Clinical Report v1 Hereditary risk workflow/ report
50,000 Genomes Sequenced
Proprietary Variant Annotation Database
Polygenic risk workflow/report
Dr. Rich Cote Joined SAB
Clinical Report v8
COGS reduced 45%
400M Unique Variants in database
10,000 Reports Issued
Launched Search Public Version
Stealth Emergence
$2M Rev
75%+ GM
COGS reduced 30%
Clinical Report v9
1B Unique Variants In database
$5M+ Rev
2017
2018
2019
2020
2021
2022
2023
2024
2025+

(Forward-looking projections not guaranteed)

Market Demanding Change

As sequencing prices rapidly decline after years of stagnation, the healthcare industry is moving to whole genome sequencing as a backbone, creating optimal timing for Simplify.

Our **ready-for-market platform** gives the industry the technology to finally turn **whole genetic data into clinically usable information** to dramatically improve health.

Our initial target market is the large and growing concierge medicine and executive health market, which will use our reports as an addition to their current offerings. This market is eager for new content to differentiate itself and better treat its patients and our screening reports give them that edge. We are at the forefront of this transition.



Market Demand is Growing Exponentially
Clinicians and consumers demand better care
40M
Number of people who have done consumer genetic tests
<1%
Clinically relevant preventive tests
Consumer Genetic Tests Demand Growing
Concierge Care Becoming Mainstream
$6B+
Size of Concierge Care Market
12,000
Concierge docs
6-8%
Concierge Care Market growth YOY
simplify
genomics
Initial Market Penetration: 0.5 - 1% = $100M+

We believe this target market will allow Simplify to achieve positive cash flow in under 12 months and then expand into additional markets. Please note that future projections aren't guaranteed.

Profitable Business Model

Simplify is a rare opportunity in the healthcare technology sector. Our profitability may be extremely close on the front end, and our valuation growth may be exponential on the back end. This is possible due to the $90M+ development funding prior to the spin-out and our team's deep experience.


Profitable Front and Back End Model
Enterprise Value at an Inflection Point - Transitioning to a Software Margin Business
Next 12 months – CF+
2-3 Years: Expansion
3+ Years: Democratize
Market Dynamics
• Health & Wellness / Concierge Care
• 12,000 Concierge Docs
• TAM: $6B+
Penetration: 1%
• Self Insured Corps + Life Insurance
• TAM: Billions
• Penetration: 1-2%
• Individuals
• 40M genetics tests completed (2022)[1]
• TAM: Tens of Billions
• Penetration: 1-2%
Revenue Opportunity
$20M+
$100M+
$500M+
Unit Profile
Unit Price: $1000-$1500
Margin: 40%+
Unit Price: <$750
Margin: 60%+
Unit Price: <$500
Margin: 80%+
Data Sets – Back End: 30k
50k
1M+
10M+
Enterprise Value becomes exponential as we continue demonstrating market traction
(1) DNA Tests – The DNA Geek

As Simplify's solution is adopted, there are additional monetization streams, including significant recurring revenue opportunities through a subscription model.


Unique Opportunity
Extremely de-risked profile – Game changing commercial partnerships in process
1/1/22
Spin
Pre Spin
Today
+ 2 Years
Annual Revenue
–
2 M
15-20 M
Annual Cash Flow
(12-15 M)
(1 M)
4-5 M
Employees
~50
7
20
Cumulative Investment
80-90 M
1.5 M
5M
• Unique Profile - future investment minimized with substantial upside intact
• Value multiple hitting an inflection point with margin profile expansion
• Leveraging heavy R&D completed pre-spin – Simplify in commercial mode
• Clean cap table - New investors benefiting from historical investment

(Forward-looking projections not guaranteed)

Leading the Competition

Simplify Genomics is entering a market poised for disruption. Current products have limited clinical utility. Our Smart Genome platform paves the way for something *entirely new* by equipping clinicians to fully leverage raw genomic data, positioning us to be a leader in an industry primed for major change.

Simplify Versus Traditional Genetic Testing

Providing a deeper and broader analysis with clear clinical actionability

	Current Screening Tests	simplify genomics
Coverage	10 - < 200 Genes	Whole Genome
Disease Covered	One to a few	>2100*
Additional Diseases	Add On	Included
Pharmacogenomics	Add On	Included
Common Disease Risk	Typically not covered	Included
Carrier Risk	Add On	Included
Nutrition and Wellness	Typically not covered	Included

Traditional panels require re-testing, whereas whole genome sequencing provides baseline data from which future reports / insights can be derived without re-sequencing

Our report is much broader, more clinically actionable, and lower in cost. Additionally, our search engine provides groundbreaking access to information that revolutionizes patient care by utilizing raw data beyond the clinical report at the speed of thought.

Why is this a MASSIVE industy problem?

Other solutions are highly limited and not built for scale

	Industry	simplify genomics
Raw Data Analysis	• Highly limited capabilities • Unable to organize and annote simply • **Extremely slow** • Needs software/specialist to interpret	• Instant organization • Unlimited search capabilities • **Searches in milliseconds** • Empowers researcher/clinician
Platform Scalability	• Scale with people • Manual and inconsistent • **Hours per report**	• Scaled with technology • Automation/AI creating consistency • **Minutes per report**
Knowledge and Experience	• SAAS model • Complicated implementation • **Limited clinical experience**	• 5+ years as accredited dry lab • Issued 10k whole genome reports • **Learned from 50k whole genomes** • Curated database across 1.6M variants

Built for scale through automation enabling a lower cost for a dramatically improved result

We can go from **sample to whole genome clinical report** for under $1000 and still be **profitable per report.**

Future Opportunities

As a lean company, we are hyper-focused on the short-term plan and commercializing our market-leading report. That being said, our full platform suite has significant future upside opportunities that can dramatically increase the business's enterprise value.


Significant Future Opportunities
Laser focused on monetizing report (1) in the short term
simplify
data
simplify
search
Raw Data
Variant DB
Report
Search
4
3A
1
2
1A
Concierge
1B
Imaging
Centers
1C
Employers
1D
Individuals/
Primary Care
End-to-end solution
3B

Simplify can address multiple commercial avenues, such as an end-to-end reporting solution, large-scale Simplify Search adoption, and subscription models.

There is ample industry precedent for acquisition in the healthcare technology sector - a likely outcome for Simplify Genomics in the foreseeable future.

<u>Precedent Acquisitions</u>

- Pierian was acquired by Velsera
- Emedgene was acquired by Illumina
- Nof1 was acquired by Qiagen
- DeepLens was acquired by Paradigm
- Trapelo Health was acquired by NeoGenomics

Team of Industry Experts

Simplify's team consists of industry veterans with experience building and selling a health tech platform. Previously, working together at Human Longevity under industry pioneer Craig Venter, they developed the platform that is now Smart Genome, giving them deep expertise in its code and architecture.



Meet the Team
Travis Lacey
Co-Founder
Chief Executive Officer
Wayne Delport, PhD
Co-Founder
Chief Technology Officer
Julie Kines, CLS, CGMBS
Director of Lab Ops & Quality
Anita Kuusela, PhD
Director of Genomics
Tim Beck
Director of Search Technology
Henry Tsai MD, PhD
Lab Director
Life Science industry veterans
Thought leaders in genomics
Company and team leaders
Track record of success in life science and genomics
Demonstrated execution success in platform builds
Average of >25 years experience in genomics and healthcare
Key Advisors
Dr. Richard Cote, MD
Advisor
Chair of Pathology,
Washington Univ.
Dr. David Karow, MD, PhD
Advisor
President & CIO
Human Longevity

Our co-founder and CEO, Travis Lacey, has a background in business, including as an investment banker. Lacey built a successful oncology platform that sequenced high-quality data from tumor tissue and interpreted it into clinically relevant information for drug development. In 2020, it was acquired by NeoGenomics Laboratories, significantly exceeding investor expectations.

We have successfully leveraged the strength of our lean but passionate team to get Simplify to its current state.

We started with a **decade of experience** and are sitting with solutions **ready for market** that other companies are just beginning to contemplate.

The Use of Funds

Today, Simplify Genomics is raising $5 million to expand commercially and continue the product development of Smart Genome.



Next Twelve Months Key Focus Areas
Use of Funds
Headcount
• 1 Genomic Scientist
• 2 Operations (Dev, Lab)
• 1 Quality/Regulatory
• 2 Software / BI
• 2 Commercial / Marketing
Execution on Key Contracts(1)
• Saliva Validation
• Training Material Development
• Increased automation
(1) Partnerships that are in process of finalizing
12 Month Key Milestones
1 Complete automation of Simplify Genome platform for scale
2 Order management system to streamline operations and reduce costs
3 Launch Imaging+Genomics Product with national imaging center
4 Add five new customers to reach CF+
5 Complete regulatory filings as required by FDA's modification to LDT oversight
6 Scale Simplify Search to exceed 1 billion distinct variants accessible at the speed-of-thought

The investment thesis has been de-risked, given that Simplify has a clear market problem, a proven solution, a validated technology platform, CLIA certification and CAP accreditation, and initial market acceptance. In addition, we have $90M in prior development funding, and a clean cap table, making this opportunity a high-potential investment.

Who is Simplify Genomics?

Highly de-risked opportunity with a proven and market leading genomic platform

Optimal Timing	Market experiencing a data explosion with a data utilization problem, and demand for using data for better treatment at an all time high
Proven Platform	Unique platform has been incubated and tested for 7+ Years and across 10k reports in our CAP/CLIA lab
Leading Edge Clinical Report	Technology infrastructure delivers actionable report from deep genomic data
Massive Growth Potential	Initially addressing rapidly growing, multi-billion $ preventive healthcare market and has demonstrated initial market acceptance
De-risked Profile	$90M development funding into platform pre-spin and already generating revenue with software margin profile
Expert Team	Focused team with decades in the field along with years at Human Longevity developing what is now Simplify Genomics

As genomics takes center stage in clinical, biotech and pharma markets, Simplify Genomics is strategically positioned to lead the future of personalized medicine. Join us in transforming genomic data to dramatically improve patient outcomes at the speed of thought!